SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 25, 2007

______________

STMicroelectronics N.V.

(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 24, 2007 announcing 2007 first quarter revenues and earnings.

PR No.C2537C

STMicroelectronics Reports 2007 First Quarter Revenues and Earnings

•	Revenues of $2.28 billion, down 3.7% year-over-year, and 8.4% sequentially; gross margin of 34.5%
•	Net operating cash flow was $172 million in the quarter

Geneva, April 24th, 2007 - STMicroelectronics (NYSE: STM) reported financial results for the first quarter ended March 31, 2007.

Revenues and Gross Profit

Net revenues for the first quarter were $2,276 million, decreasing 3.7% compared to the $2,364 million reported in last year’s first quarter, and reflecting a double-digit decrease in the telecom market segment. Flash memory revenues declined 21.6% while all other product sales were flat year-over-year. Sequentially, net revenues decreased 8.4% from the $2,483 million reported in the prior quarter, largely reflecting lower telecom and consumer sales. Flash memory revenues decreased 13.4% sequentially with all other product sales decreasing 7.6%. Year-over-year and sequential growth in automotive, as well as year-over-year growth in the industrial segment were more than offset by declines in other market segments.

Gross profit was $785 million for the 2007 first quarter down from the $837 million in last year’s first quarter. The gross margin was 34.5% in the 2007 first quarter. On a sequential basis, gross profit and gross margin decreased from the fourth quarter levels of $901 million and 36.3%.

President and CEO Carlo Bozotti commented, “The trough of the multi-quarter industry correction currently underway appears to be somewhat deeper than we or industry analysts had anticipated. Our first quarter sales and operating results were negatively impacted by declines in the wireless and consumer segments, in particular, as well as a tougher overall price environment and an unfavorable product mix within wireless. As we manage through this period of correction, factory loadings have adversely affected gross margin.”

Operating Expenses

Total R&D and SG&A expenses were $696 million in the first quarter, representing a sequential quarterly decrease of 2%. R&D expenses increased 1% to $435 million in the 2007 first quarter versus the $430 million in the prior quarter. SG&A expenses declined to $261 million for the 2007 first quarter compared to $281 million in the prior quarter. Combined selling, general & administrative and research & development expenses represented 30.6% of net revenues in the first quarter, compared to 28.6% in the prior quarter.

Operating Profit

For the 2007 first quarter, the Company reported operating income of $62 million and an operating margin of 2.7% (3.2% excluding restructuring and impairment charges). In the prior quarter, the Company reported operating income of $173 million and an operating margin of 7.0% (7.4% excluding restructuring and impairment charges). In the year-ago quarter, the Company reported operating income of $140 million and an operating margin of 5.9% (6.5% excluding restructuring and impairment charges).

Net Income and Earnings per Share

For the 2007 first quarter, net income totaled $74 million, or $0.08 per diluted share, compared to the prior quarter net income of $276 million or $0.30 per diluted share, and the year-ago quarter where net income totaled $132 million or $0.14 per share.

Net results included $12 million of impairment, restructuring charges, and other related closure costs during the 2007 first quarter, representing an after-tax impact of approximately $0.01 per share. In the prior quarter, restructuring-related expenses were $10 million ($0.01 per share impact) and $13 million ($0.01 per share impact) in the year-ago quarter.

In the first quarter of 2007, the effective average exchange rate for the Company was approximately $1.29 to €1.00, compared to $1.28 to €1.00 in the fourth quarter of 2006 and $1.20 to €1.00 in the year-ago quarter.

Cash Flow and Balance Sheet Highlights

Net cash from operating activities was $476 million in the first quarter. Capital expenditures were $285 million in the 2007 first quarter compared to $386 million in the prior quarter. Net operating cash flow* was $172 million for the first quarter, compared to $187 million in the year-ago quarter, and $157 million in the prior quarter.

At March 31, 2007, ST’s cash and cash equivalents, marketable securities, short-term deposits and restricted cash equaled $3.0 billion. Total debt was $2.1 billion. ST’s net financial position** was $917 million at the end of the first quarter. Shareholders’ equity was $9.9 billion. The Company noted that inventory increased approximately $20 million sequentially, net of currency effects.

* Net operating cash flow is a non-US GAAP metric, which the Company’s management utilizes as a measure of cash-generation capability. It is defined as net cash from operating activities ($476 million in the first quarter of 2007) minus net cash used in investing activities (primarily capital expenditures) excluding restricted cash, payments for purchase of and proceeds from the sale of marketable securities and investment in and proceeds from matured short-term deposits ($304 million in the first quarter of 2007).

** Net financial position is a non-US GAAP metric used by the Company’s management to help assess financial flexibility. It is defined as cash and cash equivalents, marketable securities, short-term deposits and restricted cash ($3,030 million) minus total debt (bank overdrafts $0 million + current portion of long-term debt $103 million + long-term debt $2,010 million).

Carlo Bozotti, President and CEO, stated, “We are advancing on our strategic roadmap. First, we continue our focus on cash flow and a lighter asset model for ST. We are decreasing our capital intensity, as evidenced by our first quarter capital expenditures of $285 million, representing a 26% reduction from the prior quarter. For the full year, we are driving towards our capex to sales ratio target of 12%, and are solidly on track based upon first quarter trends and our capital budget outlook for the rest of 2007. As a result, we are increasing our returns to shareholders with the planned 150% increase in the annual cash dividend to $0.30 per share.

“Secondly, following our January 1st reorganization of NOR and NAND Flash businesses into a stand-alone segment, the internal carve-out activities are essentially completed and we continue to progress towards deconsolidation.

“Finally, the strengthening of our product portfolio has been evident in the market share gains ST achieved during 2006, and our objective in 2007 is to make these improvements more visible in our operating results. Supported by the solid foundation of performance within Industrial, Multisegment and Automotive, the progress of our Application Specific Product Groups (ASG) will be instrumental to accomplishing this objective. While ASG has been most affected by the current industry correction and our inventory actions during this period, we expect to see tangible signs of progress over the course of 2007. In particular, new ASG products introduced in the first quarter, most importantly the 3G digital base band, saw limited sales impact thus far, but are expected to ramp nicely through the year. Coupled with planned introductions during the remainder of 2007, including new connectivity products, data-storage SoC’s, and digital-TV offerings together with progressive growth in multimedia processors, we believe our product roadmap and strategy are gaining traction.”

Net Revenues by Market Segment for Q1 2007

The following table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments for the first quarter of 2007.

Market Segment	% of Net Revenues

Q1 2007

Automotive	16%

Consumer	17%

Computer	17%

Telecom	34%

Industrial & Others	16%

For the first quarter, Automotive increased by about 3% sequentially. Industrial and Others was down approximately 5%, while Telecom and Computer were down approximately 12% and 8%, respectively. Consumer was down almost 13% sequentially with analog consumer sales declining at a much faster rate than digital consumer offerings.

Financial and Operating Data by Segment for Q1 2007

The following tables and commentary provide a breakdown of revenues and operating income by product segment.

In Million US$	Q1 2007
Segment	Net Revenues	% of Net Revenues	Operating income (loss)

ASG (Application Specific Product Groups)	$1,220	53.6%	$(1)
IMS (Industrial and Multisegment Sector)	722	31.7%	107
FMG (Flash Memories Group)	323	14.2%	(17)
Others (1)(2)	11	0.5%	(27)

TOTAL	$2,276	100%	$62

Sequentially, Industrial and Multisegment Sector revenues decreased 5.1%, Application Specific Product Groups sales declined 9.1%, and FMG sales declined 13.4%.

Mr. Bozotti continued, “First quarter 2007 operating profit declined to essentially breakeven for ASG, IMS reported $107 million in this tough environment while FMG had an operating loss of $17 million due to a gross margin of about 19%.”

(1) Net revenues of “Others” include revenues from sales of Subsystems and other products not allocated to product segments.

(2) Operating loss of “Others” includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products segment. Certain costs, mainly R&D, formerly in the “Others” category, have been allocated to the segments.

Outlook

Mr. Bozotti stated, “We see sales growth resuming for ST in the second quarter. Specifically, we expect sequential sales growth in the range between 4% and 10%. With respect to the gross margin for the upcoming quarter, two factors are anticipated to limit sequential margin expansion. First, the increased weakness of the US dollar which will have a negative impact on ST. And second, an estimated impact of about 40 basis points due to unloading of logic products at our Singapore fab, in connection with the Flash memory carve-out. The result is an expected second quarter gross margin level of about 35% plus or minus 1 percent.”

These objectives are based on an assumed currency exchange rate for the Company of approximately $1.34 = €1.00 for the 2007 second quarter, which reflects current exchange rate levels combined with the impact of existing hedging contracts.

Net Revenues and Operating Profit by Group in 2006

The following tables reflect previously announced 2006 net revenues and operating income of the Company according to the new organizational footprint put in place at the beginning of 2007.

Net Revenues

In Million US$
Segment Revenues	Q1 2006	Q2 2006	Q3 2006	Q4 2006	FY 06

ASG (Application Specific Product Groups)	$1,317	$1,367	$1,370	$1,342	$5,396
IMS (Industrial and Multisegment Sector)	621	707	754	760	2,842
FMG (Flash Memories Group)	412	407	379	372	1,570
Others	14	14	10	8	46

TOTAL	$2,364	$2,495	$2,513	$2,483	$9,854
Totals are correct, rounding accounts for any inconsistencies.

Operating Profit

In Million US$
Segment Operating Income (Loss)	Q1 2006	Q2 2006	Q3 2006	Q4 2006	FY 06

ASG (Application Specific Product Groups)	$95	$108	$125	$111	$439
IMS (Industrial and Multisegment Sector)	77	105	134	125	441
FMG (Flash Memories Group)	(16)	3	(17)	(24)	(53)
Others	(16)	(47)	(48)	(39)	(150)

TOTAL	$140	$169	$194	$173	$677
Totals are correct, rounding accounts for any inconsistencies.

Recent Corporate Developments

The Company recently announced the main resolutions to be submitted for shareholders’ approval at the Company’s Annual General Meeting, which will be held in Amsterdam on Thursday, April 26, 2007.

The main resolutions, proposed by the Supervisory Board, include:

▪

Approval of the Company’s 2006 accounts reported in accordance with International Financial Reporting Standards (IFRS). (2006 accounts reported under U.S. GAAP were filed on SEC Form 20-F on March 14, 2007.)

▪

The appointments for a three-year term, expiring at the 2010 Annual General Meeting, as new members of the Supervisory Board of Mr. Ray Bingham and Mr. Alessandro Ovi. Mr Robert White’s and Mr. Antonino Turicchi’s Board service will conclude with the 2007 Annual General Meeting.

▪

The distribution of a cash dividend of $0.30. If approved, the Company’s common shares would trade ex-dividend on the three stock exchanges on which they are listed, on Monday, May 21, 2007. For holders of shares listed on Euronext Paris and the Milan Stock Exchange (Borsa Italiana), Monday, May 21, 2007 would also be the payment date. For holders of shares listed on the New York Stock Exchange, the record date would be Wednesday, May 23, 2007, and the payment date would be on or after Tuesday, May 29, 2007. Transfers between New York and European (Dutch) registered shares would be closed from the end of business in Europe on Friday, May 18, 2007, until the open of business in New York on Thursday, May 24, 2007.

The complete Agenda and relevant detailed information concerning the STMicroelectronics N.V. Annual General Meeting, as well as all related AGM materials, is available on the Company’s website www.st.com.

Products, Technology and Design Wins

Application-Specific Product Highlights

•

In mobile multimedia, LG Electronics selected ST’s Nomadik™ multimedia application processor technology, together with ST’s pre-integrated S60 Platform, for LG’s stylish new JoY 3.5G HSDPA smart phone. ST also released details of two agreements that will provide enhanced functionality for Nomadik: one for next-generation graphics technology with AMD for mobile gaming and user interface applications; and another, with Arkamys, for implementing audio algorithms on the Nomadik platform to create ‘surround sound’ from just two headphones or speakers.

•

In mobile connectivity, ST gained three wireless-LAN design-ins at a tier-one customer for 2.5G and 3G smart phones; to date, ST’s WLAN solution has been designed-in to a total of 28 portable consumer products.

•

In imaging, ST introduced: the VS6724 2-megapixel UXGA-resolution camera subsystem, for the high-volume mainstream camera-phone market; and the VM6101 light and color-sensing IC for mobile phones, notebook PCs and LCD TVs.

•

In digital consumer, Samsung Electronics, Metalink and ST used CeBIT to announce their collaboration to launch a revolutionary HDTV IP set-top box (STB), based on the 802.11n wireless standard. In addition to the launch at the Consumer Electronics Show of the STi7200, the world’s first dual HDTV decoder chip to be manufactured in 65nm technology, ST also announced new STB decoder products: the STi5107 MPEG decoder for SDTV (standard-definition TV), designed to address the requirements of the mainstream STB market; and the QAMi5107 integrated demodulator plus MPEG decoder single-chip solution for digital cable SDTV.

•

ST also introduced several front-end STB demodulator products, including: the STV0900, a dual DVB-S2 satellite demodulator chip intended for STBs that allow viewers to watch one SDTV or HDTV channel while recording another; the STV0498 for cable TV STBs, supporting the DOCSIS 2.0 standard and fully compatible with the DOCSIS 3.0 channel-bonding scheme; and the STV0297E, the latest generation device from the industry-leading STV0297 cable TV demodulator family. For TVs, ST announced its first column-driver ICs, now being sampled to key customers, including CPT, for the fast-growing large-size LCD TV market.

•

ST launched the STV83xy family of TV sound-processor chips, which are intended for mainstream flat-panel TV sets. ST also announced the ‘Sound Terminal™’ digital-audio streaming concept, which brings high-quality audio, lower power dissipation, and reduced manufacturing costs to applications such as flat-panel TV sets, wireless products and personal audio systems. Additionally, ST announced agreements for surround-sound audio algorithms and next-generation wireless solutions based on Bluetooth and infra-red technologies for integration into the Sound Terminal family.

•

In automotive applications, in the airbag segment, for which ST has more than 40% market share in intelligent drivers, ST won a new platform with a major European tier-one player, intended for mid- to low-end car models. In the crash-avoidance segment, ST and Mobileye are now starting to ship modules to major US and European OEMs, including GM, BMW and Volvo. ST also won sockets with major Russian OEMs for engine control, car supply voltage and MCU applications.

•

In automotive multimedia, ST introduced a high-sensitivity GPS chip family for OEM applications and the fast-growing Portable Navigation Device market, for which ST is currently working with the market leader. Additionally, ST has developed a System-on-Chip (SoC) IC designed to operate with both GPS and the new European Galileo navigation standard. Also ST’s NaviFlex multimedia platform has been selected by several OEMs for navigation devices, telematic boxes, digital radio receivers and high-end car radios.

•

In car body applications, ST gained several design wins, including: a body-control module, based on an analog chipset, for a European tier one customer; an ASSP for an innovative next-generation lighting solution; and wins for analog smart power ICs at two major American car makers.

•

In automotive digital broadcasting, ST began major deliveries of its 90nm digital satellite radio chipsets to both XM Radio and Sirius Radio. Using the same allocated RF spectrum to deliver a digital audio and video signal, the Sirius chipset is also enabling Delphi to provide Sirius Backseat TV to car manufacturers. ST also signed an agreement with the Fraunhofer Institute for Integrated Circuits IIS to jointly develop a dedicated low-power ASIC for Digital Radio Mondiale™ (DRM™) applications.

•

In computing and peripherals, ST announced its cooperation with The Institute of Computing Technology (ICT) of the Chinese Academy of Sciences on the development and commercial exploitation of processors developed by ICT. The first-generation product, Loongson 2E, delivers world-class performance and optimized power consumption at a compelling price point.

•

ST introduced two additions to its SPEAr™ configurable System-on-Chip ICs: the dual-core SPEAr Plus600 and single-core SPEAr Head600, to enable printer, POS and other equipment manufacturers to develop complex yet flexible digital engines at a fraction of the time and cost required by a full-custom design. Additionally, ST gained two design wins for digital ASICs, the first for a laser printer, the fastest growing printer segment, and the second for an inkjet multi-function printer. And a major player in the POS market chose ST to develop an analog ASIC for its new product range.

•

In medical, Veredus Laboratories is beginning a trial with the Singapore National University Hospital to assess diagnostic testing using ST’s lab-on-chip In-Check™ platform for the detection of all major influenza types, including H5N1 avian influenza.

Industrial and Multi-Segment Product Highlights

•

In power applications, ST gained design wins with several US and Taiwanese server manufacturers for a power-management IC for next-generation AMD CPUs. ST’s PM6680 power system controller is ramping-up production with one of the largest notebook makers. ST also gained in the LCD/PDP power supply market with design wins at various manufacturers in Asia, and gained a design win for the L6924 battery charger and L5973 dc/dc converter with Logitech for Apple iPod accessories.

•

In power MOSFETs, ST gained design wins across all major sectors, including wins with world leading OEMs in the telecoms and computer segments. ST also gained its first billing for its 80A/1200V monolithic ESBT for a solar-panel converter application. ST’s IGBT products were qualified for use in two applications: plasma display panels; and in modules specifically designed for induction heating and PFCs.

•

ST saw customer qualification of ultra-low-capacitance protection technology for consumer, telecoms and computer applications, as well as the qualification and ramp-up of AC switches at European leaders in home appliances.

•

In advanced analog and logic, ST introduced a new LED driver, which includes auto-power-saving features allowing OEMs to meet the high power-efficiency requirements of industrial applications by guaranteeing savings of 80% compared to existing solutions. ST also introduced Xpander Logic, which enables the re-assignment of existing or additional I/O-intensive tasks from the MCU in embedded systems.

•

ST’s temperature sensors are now in qualification with various customers: the STLM75 sensor at a major US server manufacturer; sensors for DRAM memory modules are now in qualification with several PC makers; and production deliveries of temperature sensors and microprocessor supervisors at a major US metering manufacturer.

•	In MEMS, ST introduced the LIS302ALK ultra-compact ‘low-g’ linear accelerometers, which provide precise acceleration values in all three dimensions.
•

In microcontrollers, ST announced two development kits: a kit for the STR7 and STR9 MCU families that will greatly simplify embedding software to handle the USB interface standard into applications; and a motor-control kit, built around the 32-bit STR750, for the rapid development of high-performance control applications.

•

In non-volatile memory ICs, ST launched a 1-Mbit serial EEPROM, the M24M01, which is available in the tiny SO8N package. Additionally, ST made its 2- to 64-Kbit devices available in the 2 x 3mm MLP8 package.

Flash Memory Product Highlights

•

ST announced availability of 1-Gbit and 512-Mbit 65nm NOR Flash, featuring the smallest die size available in the market. Based on multi-level-cell (MLC) technology, the family is fully compatible with ST’s existing 90nm NOR Flash PR family. ST also announced the M29W320, a 32-Mbit device that is Automotive Grade-certified for operation over the -40 to +125 degrees C range.

All of STMicroelectronics’ press releases (including all releases in Q1) are available at www.st.com/stonline/press/news/latest.htm

Nomadik, Sound Terminal, SPEAr and In-Check are trademarks of STMicroelectronics. All other trademarks or registered trademarks are the property of their respective owners.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;
•	pricing pressures, losses or curtailments of purchases from key customers all of which are highly variable and difficult to predict;
•	the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;
•	the impact of intellectual property claims by our competitors or third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•

changes in the exchange rates between the US dollar and the Euro, compared to an assumed effective exchange rate of US $1.34 = €1.00 and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•

our ability to manage in an intensely competitive and cyclical industry where a high percentage of our costs are fixed and difficult to reduce in the short term, including our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs;

•

our ability to perform the announced strategic repositioning of our Flash memory business in line with the requirements of our customers and without adverse effect on existing alliances or other agreements relating to this business , as well as the potential negative financial impact of any future deconsolidation of the Flash memory business;

•

our ability in an intensive competitive environment, to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have or are currently investing;

•

the anticipated benefits of research and development alliances and cooperative activities, as well as the uncertainties concerning the modalities, conditions and financial impact beyond 2007 of the R&D cooperative alliance in Crolles 2;

•	the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;
•

our gross margin could vary significantly from expectations based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets, including manufacturing, assembly/test and intangible assets, and the timing and execution of the manufacturing ramp and associated costs, including start-up costs;

•

changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers and our suppliers operate;

•

changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of litigation;
•	the results of actions by our competitors, including new product offerings and our ability to react thereto.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “may”, “will”, “should”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the SEC on March 14, 2007. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including our Form 20-F, could have a material adverse effect on our business or financial condition.

Conference Call Information

The management of STMicroelectronics will conduct a conference call on April 25, 2007, at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss performance for the first quarter of 2007.

The conference call will be available via the Internet by accessing the following Web address: http://investors.st.com. Those viewing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until May 4, 2007.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2006, the Company’s net revenues were $9.85 billion and net earnings were $782 million. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:

Stanley March

Group Vice President, Investor Relations

Tel: +1.212.821.89.39

Fax: +1.212.821.89.23

stan.march@st.com

MEDIA RELATIONS:

Maria Grazia Prestini

Senior Director, Corporate Media and Public Relations

STMicroelectronics

Tel: + 41 22 929 6945

mariagrazia.prestini@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	March 31,	April 1,
	2007	2006
Net sales	2,269	2,363
Other revenues	7	1
NET REVENUES	2,276	2,364
Cost of sales	-1,491	-1,527
GROSS PROFIT	785	837
Selling, general and administrative	-261	-256
Research and development	-435	-409
Other income and expenses, net	-15	-19
Impairment, restructuring charges and other related closure costs	-12	-13
Total Operating Expenses	-723	-697
OPERATING INCOME	62	140
Interest income, net	17	22
Earnings (loss) on equity investments	7	-4
INCOME BEFORE INCOME TAXES	86	158
AND MINORITY INTERESTS
Income tax expense	-11	-28
INCOME BEFORE MINORITY INTERESTS	75	130
Minority interests	-1	2
NET INCOME	74	132

EARNINGS PER SHARE (BASIC)	0.08	0.15
EARNINGS PER SHARE (DILUTED)	0.08	0.14
NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	900.4	956.1
DILUTED EARNINGS PER SHARE

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,	December 31,	April 1,
In million of U.S. dollars	2007	2006	2006
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income	74	276	132
Items to reconcile net income and cash flows from operating activities
Depreciation and amortization	398	429	452
Amortization of discount on convertible debt	4	5	3
Other non-cash items	22	37	3
Minority interests	1	1	-2
Deferred income tax	-7	-34	-13
Earnings (loss) on equity investments	-7	0	4
Impairment, restructuring charges and other related closure costs, net of cash payments	-7	-1	-11
Changes in assets and liabilities:
Trade receivables, net	100	59	-83
Inventories, net	-30	-26	-53
Trade payables	-34	-199	93
Other assets and liabilities, net	-38	12	52
Net cash from operating activities	476	559	577

Cash flows from investing activities:
Payment for purchases of tangible assets	-285	-386	-297
Payment for purchases of marketable securities	-280	-360	0
Investment in short-term deposits	0	0	-903
Proceeds from matured short-term deposits	250	252	0
Restricted cash for equity investments	-32	-218	0
Investment in intangible and financial assets	-19	-15	-23
Capital contributions to equity investments	0	-1	-70
Net cash used in investing activities	-366	-728	-1,293

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1	182	1,564
Repayment of long-term debt	-34	-25	-49
Decrease in short-term facilities	0	0	-11
Capital increase	1	0	3
Other financing activities	0	1	0
Net cash from (used in) financing activities	-32	158	1,507
Effect of changes in exchange rates	-1	16	13
Net cash increase	77	5	804

Cash and cash equivalents at beginning of the period	1,963	1,958	2,027
Cash and cash equivalents at end of the period	2,040	1,963	2,831

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	March 31,	December 31,	April 1,
In million of U.S. dollars	2007	2006	2006
	(Unaudited)	(Audited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	2,040	1,963	2,831
Marketable securities	740	460	0
Short-term deposits	0	250	903
Trade accounts receivable, net	1,492	1,589	1,563
Inventories, net	1,676	1,639	1,479
Deferred tax assets	193	187	152
Other receivables and assets	533	498	563
Total current assets	6,674	6,586	7,491

Goodwill	224	223	223
Other intangible assets, net	208	211	218
Property, plant and equipment, net	6,295	6,426	6,152
Long-term deferred tax assets	130	124	66
Equity investments	274	261	101
Restricted cash for equity investments	250	218	0
Other investments and other non-current assets	145	149	134
	7,526	7,612	6,894
Total assets	14,200	14,198	14,385

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	103	136	1,509
Trade accounts payable	957	1,044	1,084
Other payables and accrued liabilities	641	664	650
Deferred tax liabilities	6	7	6
Accrued income tax	56	112	170
Total current liabilities	1,763	1,963	3,419

Long-term debt	2,010	1,994	1,825
Reserve for pension and termination indemnities	348	342	270
Long-term deferred tax liabilities	61	57	51
Other non-current liabilities	103	43	16
	2,522	2,436	2,162
Total liabilities	4,285	4,399	5,581
Commitment and contingencies
Minority interests	53	52	48
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,153
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,183,983 shares issued, 897,421,936 shares outstanding)
Capital surplus	2,040	2,021	1,974
Accumulated result	6,160	6,086	5,559
Accumulated other comprehensive income	838	816	418
Treasury stock	-332	-332	-348
Shareholders’ equity	9,862	9,747	8,756
Total liabilities and shareholders’ equity	14,200	14,198	14,385

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	April 25, 2007	By:	/s/ CARLO FERRO
			Name:	Carlo Ferro
			Title:	Executive Vice President and Chief Financial Officer